FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F             ☒           Form 40-F             ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         ☐            No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON THURSDAY, 30 JUNE 2016, AT 11:00 HOURS

(1st Repeat AGM: Thursday, 14 July 2016, 11:00)

Pursuant to Codified Law 2190/1920 (“the Companies Act”) and the provisions of Law 2396/96 on dematerialized shares, and the Bank’s Articles of Association (article 11) and following Board of Directors’ resolution dated 26 May 2016, the Shareholders of National Bank of Greece S.A., a banking corporation having its registered office at 86 Eolou St., Athens, Greece, are invited to the Bank’s Annual General Meeting (“AGM”) to be held at 11:00 hours on Thursday, 30 June 2016, at 93 Eolou St. (Megaro Mela), Athens.

AGENDA

1.                   Submission for approval of the Board of Directors Report on the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015), and submission of the respective Auditors’ Report.

2.                   Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015).

3.                   Discharge of the members of the Board of Directors and the Auditors of the Bank and of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015 (1.1.2015 — 31.12.2015).

4.                   Election of regular and substitute Certified Auditors for the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the year 2016, and determination of their remuneration.

5.                   Approval of the remuneration of the Board of Directors of the Bank for the financial year 2015 (pursuant to Article 24.2 of Codified Law 2190/1920). Determination of the remuneration of the Chairman of the Board, the CEO, the Deputy CEOs and non-executive Directors through to the AGM of 2017. Approval, for the financial year 2015, of the remuneration of the Bank’s Directors in their capacity as members of the Bank’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, determination of their remuneration through to the AGM of 2017 and approval of contracts as per Article 23a of Codified Law 2190/1920.

6.                   Granting of permission for Directors, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the Management of NBG Group companies pursuing similar or related business goals, as per Article 23.1 of Codified Law 2190/1920 and Article 30.1 of the Bank’s Articles of Association.

7.                   Election of new members to the Board and appointment of independent non-executive members pursuant to the provisions of Law 3016/2002, as amended.

8.                   Election of regular and substitute members to the Audit Committee.

9.                   Various announcements and approvals.

In the event that the General Meeting does not achieve the quorum required by law on 30 June 2016, the Shareholders are hereby invited to attend a 1st Repeat General Meeting on Thursday, 14 July 2016, at 11:00, at 93 Eolou St. (Megaro Mela), Athens.

The items on the Agenda of any Repeat General Meetings shall be as above, with the exception of those on which a relevant decision was taken.

In accordance with articles 26.2, 26.2b and 28a of Codified Law 2190/1920, as amended and supplemented by, respectively, articles 3 and 6 of Law 3884/2010, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), at the start of the 5th day prior to the date of the General Meeting, i.e. on 25 June 2016 (“Record Date”), is entitled to participate in the GM. Each common share is entitled to one vote.

In the event that a 1st Repeat General Meeting is held, any person listed as a shareholder, as above, on 10 July 2016, i.e. at a the start of the 4th day prior to the date of the 1st Repeat General Meeting of 14 July 2016 is entitled to participate in the said General Meeting.

The Hellenic Financial Stability Fund participates in the General Meeting as per Law 3864/2010, as amended.

Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX or alternatively through direct electronic link-up of the Bank with the records of the Dematerialized Securities System of HELEX. The relevant written certification by HELEX or the electronic verification of shareholder status must have been received by the Bank by 27 June 2016 at the latest, i.e. on the 3rd day prior to the date of the AGM. The same deadline, i.e. the third day at the latest prior to the date thereof, also applies to the Repeat General Meeting. Specifically, with respect to the 1st Repeat General Meeting, the certification or verification of shareholder status must have been received by the Bank by 11 July 2016 at the latest.

Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

Shareholders who do not comply with the provisions of article 28a of Codified Law 2190/1920, as above, may participate in the General Meeting only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the AGM.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the AGM and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the AGM, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the AGM commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (first degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the AGM.

To participate in the General Meeting either in person or by proxy, shareholders are kindly requested to fill in and submit to the Bank the form “DECLARATION — AUTHORIZATION FOR PARTICIPATION IN THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 30.06.2016, AND ANY REPEAT MEETINGS THEREOF”. The Bank shall make available the said form on its website (www.nbg.gr) and through its Branch network. The said form, filled in and signed by the shareholder, must be filed with the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (ground floor, 93 Eolou St., Athens) or any branch of the Bank’s network, or, filled in and signed by the shareholder, sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443, or by e-mail to inikol@nbg.gr at least 3 days prior to the date of the General Meeting.

Shareholders should seek confirmation that the said form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343422 or 2103343411.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the General Meeting, provided that the said request is communicated to the Board by 15 June 2016, i.e. at least 15 days prior to the General Meeting. The said request should be accompanied by justification or a draft resolution to be approved by the AGM and on 17 June 2016, i.e. 13 days prior to the AGM, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of Codified Law 2190/1920, as amended.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of Codified Law 2190/1920, as amended, make available to shareholders by 24 June 2016 at the latest, i.e. at least 6 days prior to the AGM, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 23 June 2016, i.e. at least 7 days prior to the AGM.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 25 June 2016, i.e. at least 5 full days before the AGM, the Board of Directors is obliged to provide the AGM with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 25 June 2016, i.e. at least 5 full days prior to the AGM, the Board of Directors is obliged to provide the AGM with information on the course of the business affairs and financial status of the Bank. The Board may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct online link-up between the records held by HELEX and the Bank may also serve as such proof.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of Codified Law 2190/1920, as amended, including the invitation to the AGM, the participation-proxy appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under article 27.3(c) and (d) of Codified Law 2190/1920, as amended, can be obtained from the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (ground floor of the Megaro Mela, 93 Eolou Str., Athens).

Athens, 26 May 2016

By order of the Board of Directors

The Chair of the Board

Louka T. Katseli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 8th, 2016

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 8th, 2016

Director, Financial Division